Exhibit 99.1

Kingtone Wirelessinfo Solution Holding Ltd Reports Fiscal Year 2017 Financial Results

XI’AN, China, Feb.9, 2018 /ACCESSWIRE/ -- Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq CM: KONE) (“Kingtone”, or the “Company”), a China-based developer and provider of mobile enterprise solutions, today announced financial results for its fiscal year ended September 30, 2017. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Fiscal Year 2017 Financial Highlights

●	Revenues decreased by 85.5% to approximately $0.2 million from approximately $1.2 million in the prior year period.

●	Gross profit decreased by 186.3% to approximately negative $0.18 million from approximately $0.2 million in the prior year period.

●	Net loss of approximately $0.22 million as compared to net loss of approximately $0.16 million in the prior year period.

●	Basic and diluted loss per share were $0.16 as compared to loss per share of $0.11 in the prior year period with weighted average shares outstanding of 1,405,000 in both periods.

“We had a tough fiscal year. While the business conditions deteriorated rapidly, we faced strong competition in both of our business segments.” said Mr. Peng Zhang, Chief Executive Officer. “In addition, a growing number of small service providers compete very aggressively on price which negatively affected our ability to win new contracts. While we believe that this situation may be temporary, it is difficult to predict how long it will take for the market to return to a better price level. In the meantime, we have taken a number of measures to improve our performance and strengthen our business model to achieve sustainable growth.”

Fiscal Year 2017 Financial Performance

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the year ended September 30, 2017, we experienced a significant contraction in both our software solution business and our wireless system solution business. While the business conditions deteriorated rapidly, we face strong competition in our wireless system solution business. There is also a growing number of small service providers compete very aggressively on price which negatively affected our ability to win new contracts. Thereafter our revenue decreased by 85.5% to approximately $0.2 million in the year ended September 30, 2017 from approximately $1.2 million in the year ended September 30, 2016.

The Company had no revenue from software solutions in the year ended September 30, 2017, compared to $0.06 million in the year ended September 30, 2016.

Our revenue from wireless system solution sales decreased by 84.7% to approximately $0.2 million in the year ended September 30, 2017 from approximately $1.1 million in the year ended September 30, 2016. As a percentage of total revenue, wireless system solution revenue increased from 94.8% to 100% of our total revenue.

Cost of Sales

Our cost of sales decreased by 64.7% to approximately $0.3 million in the year ended September 30, 2017 from approximately $1 million in the year ended September 30, 2016. As a percentage of our total revenues, our cost of sales increased to 201.7% of revenues in the year ended September 30, 2017 from 82.9% of our total revenues in the year ended September 30, 2016.

Cost of sales for software decreased by 37.5% to approximately $0.03 million in the year ended September 30, 2017 from approximately $0.04 million in the year ended September 30, 2016, representing 7.2% and 4.0% of our total cost of sales in the fiscal years ended September 30, 2017 and 2016, respectively. Cost of sales for wireless system solutions decreased by 65.8% to approximately $0.3 million in the year ended September 30, 2017 from approximately $0.9 million in the year ended September 30, 2016, representing 92.8% and 96.0% of total cost of sales and 187.3% and 83.9% of wireless system solution revenues in the fiscal years ended September 2017 and 2016, respectively.

Gross Profit and Gross Margin

Our total gross profit decreased by 186.3% to approximately negative $0.18 million in the year ended September 30, 2017 from approximately $0.2 million in the year ended September 30, 2016. Our total gross margin was minus 101.7% and 17.1% in the years ended September 30, 2017 and 2016 of total revenue, respectively. This decrease of gross margin was primarily due to the overall decrease in industry profit margin.

Our gross profit for wireless system solution sales decreased by 183% to approximately negative $0.15 million in the year ended September 30, 2017 from approximately $0.18 million in the year ended September 30, 2016. Our gross margin for wireless system solution sales decreased to minus 87.3% in the year ended September 30, 2017 from 16.1% in the year ended September 30, 2016, which is mainly attributable to the allowance of obsolete inventory which is classified as cost of sales.

Loss from Operations

We incurred a loss of $1.7 million in the year ended September 30, 2017, an 8.1% decrease in such a loss from approximately loss of $1.9 million in the year ended September 30, 2016, which was primarily due to the significantly lower general and administrative expenses for the fiscal year ended September 30, 2017, compared to the same period last year.

Net Loss

We incurred a net loss of $0.22 million in the year ended September 30, 2017 as compared to net loss of approximately $0.16 million in the year ended September 30, 2016. Basic and diluted loss per share was $0.16 in the year ended September 30, 2017, compared to $0.11 loss per share in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2017 and 2016, respectively.

Liquidity and Capital Resources

As of September 30, 2017, we had a working capital of approximately $1.2 million, including cash of approximately $0.9 million. Net cash provided by operating activities was approximately $0.5 million for the year ended September 30, 2017 as compared to $0.8 million net cash used in operating activities for the year ended September 30, 2016. Net cash used in investing activities for the year ended September 30, 2017 was approximately $29,000 as compared to net cash used in investing activities of approximately $22,000 for the year ended September 30, 2016. Net cash used in financing activities during the fiscal year of 2017 was approximately $0.8 million as compared to $0.7 million for the fiscal year of 2016.

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Material Events.

On January 25, 2018, the Company executed an Asset Exchange Agreement (“AEA”) with C Media Limited, a corporation organized under the laws of the Cayman Islands (“C Media”), whereby the Company agreed to purchase all the capital stock and equity interests of LK Technology Ltd, together with its wholly-owned subsidiaries MMB Limited and Mobile Media (China) Limited and all respective subsidiaries from C Media in exchange for (i) 185,412,599 ordinary shares of the Company, par value $0.01 per share (“Ordinary Shares”), (ii) 1,000,000 preferred shares of Kingtone (“Preferred Shares”) and (iii) all issued and outstanding capital stock or equity interests of the Company’s subsidiary, Topsky Info-Tech Holdings Pte Ltd., and its wholly-owned subsidiary Xi’an Softech Co., Ltd., including all entities effectively controlled by Xi’an Softech Co., Ltd. through contractual arrangements and variable business entities.

In order to consummate the contemplated transaction described above, the Company must obtain shareholders’ consent (i) to authorize 1,000,000 Preferred Shares, (ii) to authorize additional Ordinary Shares so that total authorized Ordinary Shares is equal to 250,000,000 shares, (iii) to list such Ordinary Shares on NASDAQ, and (iv) to approve the transactions contemplated in the Asset Exchange Agreement. Additionally, NASDAQ must approve the contemplated transactions prior to consummation thereof. C Media has the right to terminate the AEA if the closing has not occurred (other than through the failure of C Media to comply fully with its obligations under the AEA) on or before July 31, 2018. We cannot assure you the contemplated transaction will be consummated.

Conference Call

The Company will host a conference call to discuss its fiscal year 2017 financial results at 6:00 a.m. ET on Friday, February 9, 2018.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free:	877-407-9205
International:	201-689-8054

To access the replay, please dial any of the following numbers:

USA Toll Free:	877-481-4010
International:	919-882-2331

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq CM: KONE) is a China-based developer and provider of mobile enterprise solutions. The Company’s products, known as mobile enterprise solutions, extend a company’s or enterprise’s information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

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For more information, please visit Kingtone’s website at http://en.kingtoneinfo.com/. The Company routinely posts important information on its website.

About C Media Limited

C Media Limited is one of the leading mobile service and technology provider of long distance travel and the pioneer and leader of the railway Wi-Fi market in China. C Media’s core mobile application product Luokuang, is made as a Location-based Service (LBS) social contents and service distribution platform. Luokuang obtains travel users by the typical entrance for long-distance travel. It accesses long-distance travel users continually by offering free Wi-Fi services by system deployed on the train. As of the end of 2017, C Media has signed contracts to deploy Luokuang on about 700 trains which subsequently has access to approximately 500 million passenger trips per year. The number of trains currently in operation with Luokuang by C Media is 286, which covers about 200 million passenger trips per year. As the end of 2017, users for Luokuang were 38 million, which expects to reach to more than 60 million by the end of 2018.C Media also engages in development of blockchain technology to further optimize its application of user experience.

More information may be found athttp://www.cmmobi.com.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report for the fiscal year ended September 30, 2017 to be filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Mr. Frank Wang
Tel:  +86-29-8826-6383
Email: wangfang@kingtoneinfo.com

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